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[redacted]

10028293

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

SECURITIES
Wa

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	.... 12.00

SEC FILE NUMBER
8- 66575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAM Wealth management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15456 Ventura Blvd., Suite 302
(No. and Street)

Encino (City) CA (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex M. Martinez 818-849-3284
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Alex M. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAM Wealth Management, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NANCY PONAMARENKO
COMM. #1736896
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES MAY 2, 2011

Signature Alejandro M. Martinez

Title

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2010, by Alejandro Martinez proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MAM WEALTH MANAGEMENT, LLC

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR (AMENDED)

Members
MAM Wealth Management, LLC
Encino, California

I have audited the accompanying statement of financial condition of MAM Wealth Management, LLC as of December 31, 2009 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of MAM Wealth Management, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of MAM Wealth Management, LLC as of December 31, 2009 and the results of its operations, member's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2010

MAM WEALTH MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	
Checking	$ 10,918
Clearing account	17,509
TOTAL CASH	28,427
Management fee receivable	72,540
TOTAL ASSETS	$100,967

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,608
Accrued liabilities	6,054
Commissions payable	22,500
State taxes payable	900
TOTAL LIABILITIES	32,602
MEMBER'S EQUITY	
Capital	68,905
TOTAL MEMBER'S EQUITY	68,905
TOTAL LIABILITIES AND MEMBER'S EQUITY	$100,967

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Management Fees	$ 269,171
Unrealized Gain on Securities	1,505
Interest income	33
TOTAL REVENUES	270,709
OPERATING EXPENSES - Page 11	242,594
INCOME BEFORE TAXES	28,115
STATE TAX PROVISION	1,700
NET INCOME	$ 26,415

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital
Balance, December 31, 2008	$ 39,990
Contributions	2,500
Current Year Income	26,415
Balance, December 31, 2009	$ 68,905

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 26,415
Amortization	834
	27,249
Changes in operating assets and liabilities:	
Accounts receivable	(6,028)
Accounts payable	(675)
Accrued liabilities	6,054
Commissions payable	(12,500)
State taxes payable	(230)
Net Cash Provided by Operating Activities	13,870
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Contributions	2,500
Net Cash Provided by Financing Activities	2,500
Net Increase in Cash	16,370
Cash at Beginning of Year	12,057
Cash at December 31, 2009	$ 28,427
Supplemental Cash Flow Information:	
Cash Paid for State Taxes	$ 800
Interest	$ --

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). In 2007 the NASD and NYSE Member Regulation consolidated to Form FINRA (Financial Industry Regulatory Agency). The Company is a California limited liability company with an office in Encino, California.

The Company was organized to conduct business in portfolio management services commencing January 28, 2003.

Cash and Cash Equivalents

For financial statements purposes, the Company considers money market accounts as cash equivalents.

Income Taxes

The Company is treated as a single member LLC for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. The member is taxed individually on the Company's earnings.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax and a gross revenue fee of $900 for revenue over $250,000.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – PENDING LEGAL ISSUES

The Company is currently named in 3 lawsuits. The outcome on all is unknown at this time and no reserves have been made.

NOTE 6 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

MAM WEALTH MANAGEMENT, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 68,905
Non allowable assets – see page 9	50,040
NET CAPITAL	$ 18,865
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 2,137
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 13,865
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 15,659
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 32,062
Percentage of aggregate indebtedness to net capital	170%

RECONCILIATION

The following is a reconciliation as of December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Unaudited Net Capital	$ 77,017
Accrue accounts payable	(1,108)
Accrue liabilities payable	(6,054)
Accrue state taxes payable	(900)
Adjust interest income	(50)
Audited Net Capital	$ 68,905

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2009

NON-ALLOWABLE ASSETS

Management fee receivable, net of commission payable of $22,500	$ 50,040

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Members
MAM Wealth Management, LLC
Encino, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2010

MAM WEALTH MANAGEMENT, LLC
SCHEDULE II
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses

Accounting	$ 5,461
Advertising	962
Amortization	833
Bank service charges	415
Computer & software	4,312
Commissions	156,874
Consulting	15,636
Dues & subscriptions	1,177
Legal fees	6,054
Licenses and fees	1,207
Miscellaneous	186
Office supplies	1,124
Postage	802
Professional fees	39,082
Rent	6,000
Telephone	665
Training	828
Travel & entertainment	976
Total Operating Expenses	$242,594

See Accompanying Notes to Financial Statements

MAM WEALTH MANAGEMENT, LLC
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to MAM Wealth Management, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

MAM WEALTH MANAGEMENT, LLC
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to MAM Wealth Management, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Members
MAM Wealth Management, LLC
Encino, California

In planning and performing my audit of the financial statements and supplemental schedules of MAM Wealth Management, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
MAM Wealth Management, LLC
Encino, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 24, 2010